FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

2.	Annual audited accounts (standalone and consolidated) for the financial year ended March 31, 2017

3.	Auditors Report

4.	Declaration of unmodified opinion

5.	Press Release dated May 3, 2017

Item 1

OTHER NEWS

Subject: Board Meeting held on May 3, 2017

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

We have forwarded the following information to the Indian stock exchanges and the same is also being filed with you.

In terms of Indian Listing Regulations, we forward herewith in the prescribed format, a copy of the annual audited accounts (standalone and consolidated) for the financial year ended March 31, 2017, which have been approved by the Board of Directors of the Bank at its Meeting held today. A copy of the Press Release being issued in this connection is also attached.

The Board at the above Meeting also recommended the following:

1.	A dividend of Rs. 100/- per preference share on 350 preference shares of the face value of Rs. 1 crore each;

2.	A dividend of Rs. 2.50/- (Rupees Two and paise fifty only) per equity share of face value of Rs. 2/- each, subject to requisite approvals.

3.	Issue of bonus shares in the ratio of 1:10 i.e one equity share of Rs. 2/- each for every ten fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval of the Members of the Company. The proposal for issuance of bonus shares was not part of the agenda for the Board Meeting held today and was decided during the course of the Meeting.

The Register of Members & Share Transfer Books of the Company will remain closed from June 10, 2017 to June 30, 2017 (both days inclusive) for the purpose of determining the eligibility to receive dividend.

Payment of dividend on equity shares, if approved by the shareholders at the ensuing Annual General Meeting proposed to be held on June 30, 2017 will commence from July 1, 2017 and would be paid

•	in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited and Central Depository Services (India) Limited at the close of the business hours on June 9, 2017.

•	to those Members holding shares in physical form, whose names appear in the Register of Members of the Company, at the close of business hours on June 30, 2017 after giving effect to all valid transfers in physical form lodged on or before June 9, 2017.

As required under Section 42 of the Companies Act, 2013, the Board approved the seeking of consent of the shareholders at the forthcoming Annual General Meeting for an enabling resolution which would be valid for a period of one year to invite subscription for non-convertible debentures or bonds on a private placement basis for an amount upto Rs. 25,000 crore.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs in crore)
Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2017 (Q4-2017)	December 31, 2016 (Q3-2017)	March 31, 2016 (Q4-2016)	March 31, 2017 (FY2017)	March 31, 2016 (FY2016)
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,568.53	13,618.10	13,481.93	54,156.28	52,739.43
	a)	Interest/discount on advances/bills		9,990.72	9,870.00	10,040.51	39,603.39	38,943.15
	b)	Income on investments		2,621.66	2,947.68	2,652.35	11,377.07	10,625.35
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		281.93	125.55	59.02	495.46	158.24
	d)	Others		674.22	674.87	730.05	2,680.36	3,012.69
2.	Other income (refer note no. 3 and 4)			3,017.23	3,938.31	5,108.93	19,504.48	15,323.05
3.	TOTAL INCOME (1)+(2)			16,585.76	17,556.41	18,590.86	73,660.76	68,062.48
4.	Interest expended			7,606.37	8,254.75	8,077.42	32,418.96	31,515.39
5.	Operating expenses (e)+(f)			3,867.37	3,777.74	3,405.94	14,755.06	12,683.56
	e)	Employee cost		1,480.45	1,405.95	1,382.05	5,733.71	5,002.35
	f)	Other operating expenses		2,386.92	2,371.79	2,023.89	9,021.35	7,681.21
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			11,473.74	12,032.49	11,483.36	47,174.02	44,198.95
7.	OPERATING PROFIT (3)–(6)			5,112.02	5,523.92	7,107.50	26,486.74	23,863.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 5 and 7)			2,898.22	2,712.70	3,326.21	15,208.13	8,067.81
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			2,213.80	2,811.22	3,781.29	11,278.61	15,795.72
10.	Exceptional items (refer note no. 6)			..	..	3,600.00	..	3,600.00
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			2,213.80	2,811.22	181.29	11,278.61	12,195.72
12.	Tax expense (g)+(h) (refer note no. 8)			189.16	369.40	(520.60)	1,477.52	2,469.43
	g)	Current period tax		(981.07)	973.50	1,678.40	2,180.12	5,788.61
	h)	Deferred tax adjustment		1,170.23	(604.10)	(2,199.00)	(702.60)	(3,319.18)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			2,024.64	2,441.82	701.89	9,801.09	9,726.29
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			2,024.64	2,441.82	701.89	9,801.09	9,726.29
16.	Paid-up equity share capital (face value Rs 2/- each)			1,165.11	1,164.33	1,163.17	1,165.11	1,163.17
17.	Reserves excluding revaluation reserves			95,737.57	93,519.48	85,748.24	95,737.57	85,748.24
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.19	0.12	0.14	0.19	0.14
	ii)	Capital adequacy ratio (Basel III)		17.39%	15.98%	16.64%	17.39%	16.64%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs)	3.48	4.20	1.21	16.84	16.75
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs)	3.46	4.18	1.20	16.77	16.65
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		42,551.54	38,084.97	26,720.93	42,551.54	26,720.93
	ii)	Net non-performing customer assets		25,451.03	20,154.88	13,296.75	25,451.03	13,296.75
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		7.89%	7.20%	5.21%	7.89%	5.21%
	iv)	% of net non-performing customer assets to net customer assets		4.89%	3.96%	2.67%	4.89%	2.67%
20.	Return on assets (annualised)			1.10%	1.30%	0.41%	1.35%	1.49%

1.	At March 31, 2017, the percentage of gross non-performing advances (net of write-off) to gross advances was 8.74% and net non-performing advances to net advances was 5.43%.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs in crore)

Particulars	At
	March 31, 2017	December 31, 2016	March 31, 2016
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,165.11	1,164.33	1,163.17
Employees stock options outstanding	6.26	6.36	6.70
Reserves and surplus	98,779.71	96,342.78	88,565.72
Deposits	490,039.06	465,284.29	421,425.71
Borrowings (includes preference shares and subordinated debt)	147,556.15	159,098.02	174,807.38
Other liabilities and provisions	34,245.16	35,901.14	34,726.42
Total Capital and Liabilities	771,791.45	757,796.92	720,695.10
Assets
Cash and balances with Reserve Bank of India	31,702.41	26,193.57	27,106.09
Balances with banks and money at call and short notice	44,010.66	34,973.01	32,762.65
Investments	161,506.54	168,987.47	160,411.80
Advances	464,232.08	457,469.45	435,263.94
Fixed assets	7,805.21	7,550.96	7,576.92
Other assets	62,534.55	62,622.46	57,573.70
Total Assets	771,791.45	757,796.92	720,695.10

CONSOLIDATED FINANCIAL RESULTS

(Rs in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2017 (Q4-2017)	December 31, 2016 (Q3-2017)	March 31, 2016 (Q4-2016)	March 31, 2017 (FY2017)	March 31, 2016 (FY2016)
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		15,227.07	15,309.05	15,164.93	60,939.98	59,293.71
	a)	Interest/discount on advances/bills	10,585.33	10,467.73	10,706.35	42,080.37	41,550.90
	b)	Income on investments	3,601.76	3,981.26	3,605.35	15,456.07	14,324.47
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	318.08	158.68	92.64	623.00	303.96
	d)	Others	721.90	701.38	760.59	2,780.54	3,114.38
2.	Other income		13,376.22	12,566.62	13,051.85	52,457.65	42,102.14
3.	TOTAL INCOME (1)+(2)		28,603.29	27,875.67	28,216.78	113,397.63	101,395.85
4.	Interest expended		8,129.41	8,854.65	8,713.49	34,835.83	33,996.47
5.	Operating expenses (e)+(f)		14,209.03	12,349.80	12,121.26	48,169.97	40,789.56
	e)	Employee cost	2,002.05	1,970.69	1,844.95	7,893.26	6,912.29
	f)	Other operating expenses	12,206.98	10,379.11	10,276.31	40,276.71	33,877.27
6.	TOTAL EXPENDITURE (4)+(5)		22,338.44	21,204.45	20,834.75	83,005.80	74,786.03
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		6,264.85	6,671.22	7,382.03	30,391.83	26,609.82
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		3,463.52	3,124.43	3,496.97	16,582.48	8,705.41
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		2,801.33	3,546.79	3,885.06	13,809.35	17,904.41
10.	Exceptional items (refer note no. 6)		..	..	3,600.00	..	3,600.00
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		2,801.33	3,546.79	285.06	13,809.35	14,304.41
12.	Tax expense (g)+(h)		403.29	587.83	(314.10)	2,469.02	3,377.52
	g)	Current period tax	(827.66)	1,243.52	1,947.77	3,137.57	6,736.56
	h)	Deferred tax adjustment	1,230.95	(655.69)	(2,261.87)	(668.55)	(3,359.04)
13.	Less: Share of profit/(loss) of minority shareholders		315.29	348.13	192.45	1,151.95	746.93
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		2,082.75	2,610.83	406.71	10,188.38	10,179.96
15.	Extraordinary items (net of tax expense)		..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)–(15)		2,082.75	2,610.83	406.71	10,188.38	10,179.96
17.	Paid-up equity share capital (face value Rs 2/- each)		1,165.11	1,164.33	1,163.17	1,165.11	1,163.17
18.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs)		3.58	4.49	0.70	17.51	17.53
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs)		3.56	4.46	0.69	17.43	17.41

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs in crore)

Particulars	At
	March 31, 2017	December 31, 2016	March 31, 2016
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,165.11	1,164.33	1,163.17
Employees stock options outstanding	6.26	6.36	6.70
Reserves and surplus	103,460.63	100,860.91	92,940.85
Minority interest	4,865.31	4,535.94	3,355.64
Deposits	512,587.26	489,520.86	451,077.39
Borrowings (includes preference shares and subordinated debt)	188,286.76	200,027.15	220,377.66
Liabilities on policies in force	115,497.44	107,089.73	97,053.39
Other liabilities and provisions	60,173.89	61,211.86	52,781.40
Total Capital and Liabilities	986,042.66	964,417.14	918,756.20

Assets
Cash and balances with Reserve Bank of India	31,891.26	26,261.52	27,277.56
Balances with banks and money at call and short notice	48,599.61	40,091.14	37,758.41
Investments	304,501.74	304,829.82	286,044.09
Advances	515,317.31	510,703.50	493,729.11
Fixed assets	9,337.96	8,873.52	8,713.46
Other assets	76,394.78	73,657.64	65,233.57
Total Assets	986,042.66	964,417.14	918,756.20

CONSOLIDATED SEGMENTAL RESULTS

(Rs in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2017 (Q4-2017)	December 31, 2016 (Q3-2017)	March 31, 2016 (Q4-2016)	March 31, 2017 (FY2017)	March 31, 2016 (FY2016)
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	12,031.01	11,550.64	10,123.72	45,391.18	39,187.80
b	Wholesale Banking	7,373.45	7,809.58	8,445.42	30,640.57	32,892.35
c	Treasury	11,731.75	12,822.17	13,421.01	54,290.87	48,341.45
d	Other Banking	890.60	930.17	993.91	3,840.08	3,934.31
e	Life Insurance	8,787.66	6,977.00	7,338.61	27,052.65	23,179.86
f	General Insurance	2,113.03	2,131.78	1,734.61	8,433.93	6,699.52
g	Others	1,201.58	1,526.76	1,145.54	5,531.21	4,648.47
	Total segment revenue	44,129.08	43,748.10	43,202.82	175,180.49	158,883.76
	Less: Inter segment revenue	15,525.79	15,872.43	14,986.04	61,782.86	57,487.91
	Income from operations	28,603.29	27,875.67	28,216.78	113,397.63	101,395.85
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	1,688.80	1,334.79	1,020.30	5,385.30	3,897.74
b.i	Wholesale Banking (before exceptional items)	(839.42)	(978.62)	(734.90)	(7,434.11)	2,354.57
b.ii	Less: Exceptional items (refer note no. 6)	..	..	3,600.00	..	3,600.00
b.iii	Wholesale Banking (after exceptional items)	(839.42)	(978.62)	(4,334.90)	(7,434.11)	(1,245.43)
c	Treasury	1,156.62	2,256.84	3,041.36	12,081.45	8,616.27
d	Other Banking	80.91	(10.67)	138.46	302.17	679.00
e	Life Insurance	429.79	486.99	429.21	1,784.86	1,771.58
f	General Insurance	248.63	225.74	166.48	910.10	707.69
g	Others	381.67	674.26	299.77	2,176.43	1,425.19
	Total segment results	3,147.00	3,989.33	760.68	15,206.20	15,852.04
	Less: Inter segment adjustment	345.67	442.54	475.62	1,396.85	1,547.63
	Unallocated expenses	..	..	..	..	..
	Profit before tax and minority interest	2,801.33	3,546.79	285.06	13,809.35	14,304.41
3.	Segment assets
a	Retail Banking	213,695.04	195,503.28	172,480.55	213,695.04	172,480.55
b	Wholesale Banking	261,265.28	268,647.38	266,365.91	261,265.28	266,365.91
c	Treasury	274,850.88	272,567.82	258,081.64	274,850.88	258,081.64
d	Other Banking	64,324.61	67,591.04	79,953.59	64,324.61	79,953.59
e	Life Insurance	124,437.71	115,048.91	104,699.62	124,437.71	104,699.62
f	General Insurance	23,060.99	21,656.49	15,374.58	23,060.99	15,374.58
g	Others	25,737.58	28,326.41	27,939.20	25,737.58	27,939.20
h	Unallocated	11,908.28	9,966.30	8,493.11	11,908.28	8,493.11
	Total	999,280.37	979,307.63	933,388.20	999,280.37	933,388.20
	Less: Inter segment adjustment	13,237.71	14,890.49	14,632.00	13,237.71	14,632.00
	Total segment assets	986,042.66	964,417.14	918,756.20	986,042.66	918,756.20
4.	Segment liabilities
a	Retail Banking	367,808.59	358,007.45	313,393.27	367,808.59	313,393.27
b	Wholesale Banking	149,519.15	133,667.10	119,785.32	149,519.15	119,785.32
c	Treasury	167,785.04	181,987.81	202,350.99	167,785.04	202,350.99
d	Other Banking	50,380.33	52,078.42	67,744.39	50,380.33	67,744.39
e	Life Insurance	118,333.66	109,278.84	99,350.59	118,333.66	99,350.59
f	General Insurance	18,948.34	18,031.29	12,191.18	18,948.34	12,191.18
g	Others	21,873.26	24,225.12	24,461.74	21,873.26	24,461.74
h	Unallocated	..	..	..	..	..
	Total	894,648.37	877,276.03	839,277.48	894,648.37	839,277.48
	Less: Inter segment adjustment	13,237.71	14,890.49	14,632.00	13,237.71	14,632.00
	Total segment liabilities	881,410.66	862,385.54	824,645.48	881,410.66	824,645.48
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(154,113.55)	(162,504.17)	(140,912.72)	(154,113.55)	(140,912.72)
b	Wholesale Banking	111,746.13	134,980.28	146,580.59	111,746.13	146,580.59
c	Treasury	107,065.84	90,580.01	55,730.65	107,065.84	55,730.65
d	Other Banking	13,944.28	15,512.62	12,209.20	13,944.28	12,209.20
e	Life Insurance	6,104.05	5,770.07	5,349.03	6,104.05	5,349.03
f	General Insurance	4,112.65	3,625.20	3,183.40	4,112.65	3,183.40
g	Others	3,864.32	4,101.29	3,477.46	3,864.32	3,477.46
h	Unallocated	11,908.28	9,966.30	8,493.11	11,908.28	8,493.11
	Total capital employed	104,632.00	102,031.60	94,110.72	104,632.00	94,110.72

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit card, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank, ICICI Equity Fund (upto September 30, 2015) and ICICI Strategic Investments Fund.

5.	Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on May 3, 2017. The auditors have issued unmodified opinion on the unconsolidated and consolidated financial statements for FY2017.

2.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at March 31, 2017 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

3.	As per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 [The Effects of Changes in Foreign Exchange Rates] by banks - clarification' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations, banks are not permitted to recognise the proportionate exchange gains or losses, held in the foreign currency translation reserve, in the profit and loss account. The Bank has therefore reversed foreign exchange gain amounting to Rs 288.41 crore in Q4-2017, which was recognised as other income in 9M-2017. Accordingly, other income includes net foreign exchange gain relating to overseas operations amounting to Rs 82.35 crore in Q3-2017 (reversed in Q4-2017), Rs 261.59 crore in Q4-2016, Nil in FY2017 and Rs 941.19 crore in FY2016.

4.	During Q2-2017, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer (IPO) for a total consideration of Rs 6,056.79 crore. The unconsolidated financial results include a gain (before tax and after IPO related expenses) on this sale of Rs 5,682.03 crore for FY2017 and consolidated financial results include a gain (before tax and after IPO related expenses) on this sale of Rs 5,129.88 crore for FY2017.

The unconsolidated financial results include a gain (before tax) of Rs 617.27 crore for Q4-2016 and Rs 1,859.83 crore for FY2016 and the consolidated financial results include a gain (before tax) of Rs 535.21 crore for Q4-2016 and Rs 1,614.88 crore for FY2016 on sale of shares of ICICI Prudential Life Insurance Company Limited. Further, the unconsolidated financial results include a gain (before tax) of Rs 1,508.54 crore for Q4-2016 and FY2016 and the consolidated financial results include a gain (before tax) of Rs 1,234.85 crore for Q4-2016 and FY2016 on sale of shares of ICICI Lombard General Insurance Company Limited.

5.	The Reserve Bank of India, through its circular dated April 18, 2017, has required banks to disclose the divergences in the asset classification and provisioning, arising from RBI’s annual supervisory process, in their notes to accounts to the financial statements. The Bank has accordingly included this disclosure in its Notes to the audited financial statements for FY2017. Further, as per the normal process followed by the Bank, all the concerned accounts have been classified as non-performing and requisite provisions have been made in FY2017.

6.	During FY2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. In view of the above, the Bank had on a prudent basis made a collective contingency and related reserve in FY2016, amounting to Rs 3,600.00 crore towards exposures to these sectors. This was over and above provisions made for non-performing and restructured loans as per RBI guidelines. The Bank utilised an amount of Rs 1,528.61 crore in Q4-2017, Rs 526.49 crore in Q3-2017 and Rs 3,600.00 crore in FY2017 from collective contingency and related reserve.

7.	During Q2-2017, the Bank had made floating provision of Rs 1,515.00 crore which had been reduced from the gross non-performing loans while computing the net NPAs. The Bank has subsequently utilised this amount during Q4-2017 by allocating it to specific non-performing assets.

8.	During FY2017, pursuant to the press release dated July 6, 2016 issued by the Ministry of Finance, the Bank has reversed the tax provision and corresponding deferred tax amounting to Rs 462.41 crore created in FY2016 on account of Income Computation and Disclosure Standards (ICDS). ICDS is applicable from FY2018, therefore the tax provision and deferred tax for Q3-2017, Q4-2017 and FY2017 have been computed after considering its impact.

9.	During Q4-2017, the Bank has allotted 3,870,855 equity shares of Rs 2 each pursuant to exercise of employee stock options.

10.	The Board of Directors has recommended a dividend of Rs 2.50 per equity share for FY2017 pre-bonus issue. The declaration and payment of dividend is subject to requisite approvals. The Board of Directors has also recommended a dividend of Rs 100 per preference share on 350 preference shares of the face value of Rs 1 crore each for FY2017.

According to the revised AS 4 - ‘Contingencies and events occurring after the balance sheet date’ as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Bank has not accounted proposed dividend (including dividend distribution tax) as a liability for FY2017. However, the Bank has reduced proposed dividend for determining capital funds for computing capital adequacy ratio at March 31, 2017.

11.	The Board of Directors at its meeting held on May 3, 2017 approved issue of bonus shares, in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS) as on the record date, subject to approval by the Members of the Company. Subsequent to the bonus issue, the ratio of ADSs to equity shares will remain unaffected and each ADS after the bonus issue will continue to represent two equity shares of par value of ₹ 2 per share.

12.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

13.	The amounts for Q4-2017 are balancing amounts between the amounts as per audited accounts for FY2017 and 9M-2017.

14.	The above unconsolidated and consolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

15.	Rs 1 crore = Rs 10.0 million.

For and on behalf of the Board of Directors

/s/ N. S. Kannan
N. S. Kannan
Place:	Mumbai	Executive Director
Date:	May 3, 2017	DIN-00066009

Item 3

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on the Quarterly Financial Results and Year to Date Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying quarterly standalone financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 31 March 2017 and the year to date standalone financial results for the period from 1 April 2016 to 31 March 2017, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosure relating to ‘consolidated Pillar 3 disclosure as at 31 March 2017, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the quarterly standalone financial results and the year to date standalone financial results and which have not been audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2017 and the corresponding quarter ended in the previous year as reported in these financial results are the balancing figures between audited figures in respect of the full financial year and the published audited year to date figures up to the end of the third quarter.

2.	These quarterly standalone financial results as well as the year to date standalone financial results have been prepared on the basis of the standalone financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors in its meeting held on 3 May 2017. Our responsibility is to express an opinion on these quarterly standalone financial results and the year to date standalone financial results based on our audit of the standalone financial statements, which have been prepared in accordance with the recognition and measurement principles mandated under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars, guidelines and directions issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly standalone financial results as well as the year to date standalone financial results:

i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

Auditor’s Report on the Quarterly Financial Results and Year to Date Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2017 as well as the year to date standalone financial results for the period from 1 April 2016 to 31 March 2017.

Other matter

5.	For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, China, South Africa, New York and Sri Lanka branches of the Bank, whose financial statements reflect total assets of Rs. 1,407,430 million as at 31 March 2017, total revenues of Rs. 14,326 million for the quarter ended 31 March 2017 and Rs. 65,406 million for the period from 1 April 2016 to 31 March 2017 and net cash inflows amounting to Rs. 22,125 million for the quarter ended 31 March 2017 and net cash outflows amounting to Rs. 58,032 million for the period from 1 April 2016 to 31 March 2017. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us by management of the Bank, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
3 May 2017	Membership No: 113156

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Independent Auditor’s Report

To The Members of

ICICI Bank Limited

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of ICICI Bank Limited (the ‘Bank’ or the ‘Holding Company’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as the ‘Group’ or ‘ICICI Group’) and its associates, comprising of the Consolidated Balance Sheet as at 31 March 2017, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the ‘consolidated financial statements’).

Management's Responsibility for the Consolidated Financial Statements

The Holding Company’s Board of Directors is responsible for the preparation of these consolidated financial statements in terms of the requirements of the Companies Act, 2013 (the ‘Act’) that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of ICICI Group including its associates in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014, provisions of Section 29 of the Banking Regulation Act,1949 and the circulars, guidelines and direction issued by Reserve Bank of India (‘RBI’) from time to time. The respective Board of Directors of the companies and the trustees of the trusts included in ICICI Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of ICICI Group and its associates and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. While conducting audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing (the ‘Standards’) specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Independent Auditor's Report (Continued)

ICICI Bank Limited

Auditor's Responsibility (Continued)

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Holding Company’s Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their report referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries and associates, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of ICICI Group and its associates as at
31 March 2017, their consolidated profit and their consolidated cash flows for the year ended on that date.

Other Matters

(a)	We did not audit the financial statements of thirteen subsidiaries, whose financial statements reflect total assets of Rs. 1,015,272 million and net assets of Rs. 140,084 million as at 31 March 2017, total revenues of Rs. 70,988 million and net cash outflows amounting to Rs. 18,833 million for the year ended 31 March 2017, as considered in the consolidated financial statements. The consolidated financial statements also include ICICI Group’s share of net profit of Rs. 149 million for the year ended 31 March 2017, as considered in the consolidated financial statements, in respect of one associate whose financial statements and other financial information have not been audited by us. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us by Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and an associate, and our report in terms of sub-section (3) and (11) of Section 143 of the Act, insofar as it relates to the aforesaid subsidiaries and associates, is based solely on the reports of the other auditors.

Certain of these subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors.

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Independent Auditor's Report (Continued)

ICICI Bank Limited

Other Matters (Continued)

(b)	We have jointly audited with other auditor, the financial statements of one subsidiary whose financial statements reflect total assets of Rs. 1,247,425 million and net assets of Rs. 64,080 million as at 31 March 2017, total revenues of Rs. 270,528 million and net cash inflows amounting to Rs. 24,362 million for the year ended 31 March 2017. For the purpose of the consolidated financial statements, we have relied upon the work of the other auditor, to the extent of work performed by them and our report in terms of sub-section (3) and (11) of Section 143 of the Act, insofar as it relates to this subsidiary, is based solely on the report of the other auditor, to the extent of work performed by them.

(c)	The consolidated financial statements also include the Group's share of net loss of Rs. 191 million for the year ended 31 March 2017, as considered in the consolidated financial statements, in respect of six associates, whose financial statements and other financial information have not been audited by us. These financial statements and financial information are unaudited and have been furnished to us by management and our report in terms of sub-section (3) and (11) of Section 143 of the Act, in so far as it relates to the aforesaid associates, is based solely on such unaudited financial statements and other financial information. In our opinion and according to the information and explanations given to us by management, these financial statements and other financial information are not material to ICICI Group.

(d)	The auditors of ICICI Prudential Life Insurance Company Limited have reported, ‘The actuarial valuation of liabilities for life policies in force is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2017 has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (the ‘IRDAI’ or the ‘Authority’) and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the standalone financial statements of the Company’.

(e)	The auditors of ICICI Lombard General Insurance Company Limited have reported, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’) and Incurred But Not Enough Reported (‘IBNER’) as at 31 March 2017, other than for reinsurance accepted from Declined Risk Pool (‘DR Pool’) has been duly certified by the Appointed Actuary of the Company and relied upon by us. The Appointed Actuary has also certified that the assumptions considered by him for such valuation are in accordance with the guidelines and norms prescribed by the IRDAI and the Actuarial Society of India in concurrence with the IRDAI. In respect of reinsurance accepted from DR Pool, IBNR/IBNER has been recognized based on estimates received from DR Pool’.

Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by management.

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Independent Auditor's Report (Continued)

Report on the Consolidated Financial Statements

Report on Other Legal and Regulatory Requirements

As required by Section 143 (3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries and associates, as noted in the ‘Other Matters’ paragraph, we report, to the extent applicable, that:

(a)	we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of audit of the aforesaid consolidated financial statements;

(b)	in our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

(c)	the Consolidated Balance Sheet, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements;

(d)	in our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014, to the extent they are not inconsistent with the accounting policies prescribed by the RBI;

(e)	on the basis of written representations received from the directors of the Holding Company as at 31 March 2017 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of its subsidiary companies and associate companies incorporated in India, none of the directors of ICICI Group and its associate companies incorporated in India is disqualified as on 31 March 2017 from being appointed as a director in terms of Section 164 (2) of the Act;

(f)	with respect to the adequacy of the internal financial controls over financial reporting of ICICI Group, and its associate companies and the operating effectiveness of such controls, refer to our separate Report in ‘Annexure A’;

(g)	with respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on the separate financial statements as also the other financial information of the subsidiaries and associates, as noted in the ‘Other Matters’ paragraph:

(i)	the consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of ICICI Group and its associates. Refer Note 7 to the consolidated financial statements;

(ii)	provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivatives contracts – Refer Note 7 to the consolidated financial statements in respect of such items as it relate to ICICI Group and its associates and (b) ICICI Group’s share of net loss in respect of its associates;

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Independent Auditor's Report (Continued)

Report on the Consolidated Financial Statements

Report on Other Legal and Regulatory Requirements (Continued)

(iii)	there has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiary companies and associate companies incorporated in India during the year ended 31 March 2017; and

(iv)	the disclosure required on holdings as well as dealings in Specified Bank Notes during the period from 8 November 2016 to 30 December 2016 as envisaged in notification G.S.R 308(E) dated 30 March 2017 issued by the Ministry of Corporate Affairs, is not applicable to the Bank. The aforesaid disclosure is disclosed in the respective audited financial statements of the subsidiaries. Refer Note 17 to the consolidated financial statements.

For B S R & Co. LLP
Chartered Accountants
Firm's Registration No: 101248W/W–100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
3 May 2017	Membership No: 113156

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

ANNEXURE A to the Independent Auditor’s Report of even date on the Consolidated Financial Statements of ICICI Bank Limited

Report on the Internal Financial Controls under clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013

In conjunction with our report of the consolidated financial statements of ICICI Bank Limited, its subsidiary companies and its associate companies (collectively referred to as ‘the Group’) as of and for the year ended 31 March 2017, we have audited the internal financial controls over financial reporting of ICICI Bank Limited (hereinafter referred to as the ‘Holding Company’), its subsidiary companies and associate companies, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Board of Directors of the Holding Company, its subsidiary companies and its associates companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the ‘Guidance Note’) issued by the Institute of Chartered Accountants of India (the ‘ICAI’). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013 (the ‘Act’).

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Holding Company, its subsidiary companies and its associates companies, which are companies incorporated in India based on our audit. We conducted our audit in accordance with the Guidance Note issued by the ICAI and the Standards on Auditing (the ‘Standards’), issued by the ICAI and deemed to be prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Holding Company, its subsidiary companies and its associates companies, which are companies incorporated in India,.

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

ANNEXURE A to the Independent Auditor’s Report of even date on the Consolidated Financial Statements of ICICI Bank Limited

Meaning of Internal Financial Controls over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2017, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

The auditors of ICICI Prudential Life Insurance Company Limited have reported, ‘The Actuarial valuation of liabilities for life policies in force is the responsibility of the Company's Appointed Actuary (the “Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at
31 March 2017 has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’ or ‘the Authority’) and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the standalone financial statements of the Company’.

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

ANNEXURE A to the Independent Auditor’s Report of even date on the Consolidated Financial Statements of ICICI Bank Limited (Continued)

Other Matters (Continued)

The auditors of ICICI Lombard General Insurance Company Limited have reported, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’) and Incurred But Not Enough Reported (‘IBNER’) as at 31 March 2017, other than for reinsurance accepted from Declined Risk Pool (‘DR Pool’) has been duly certified by the Appointed Actuary of the Company as per the Regulations whereas in respect of reinsurance accepted from DR Pool, IBNR / IBNER has been recognized based on estimates received from DR pool. The said actuarial valuations have been relied upon by us as mentioned in para 9(h) of our Audit Report on the financial statements for the year ended 31 March 2017. Accordingly, our opinion on internal financial controls over financial reporting does not include reporting on the adequacy and operating effectiveness of the internal controls over the valuation and accuracy of the aforesaid actuarial liabilities’.

Our aforesaid report under Section 143(3) (i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting insofar as it relates to seven subsidiary companies, one subsidiary company which is jointly audited with another auditor and an associate company, which are companies incorporated in India, is based on the corresponding reports of the auditors of such companies incorporated in India.

Our opinion on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Act is not modified in respect of the above matters with respect to our reliance on the work done and the reports of other auditors.

For B S R & Co. LLP
Chartered Accountants
Firm's Registration No: 101248W/W–100022

Venkataramanan Vishwanath
Mumbai	Partner
3 May 2017	Membership No: 113156

Item 4

Rakesh Jha	Tel.: 2653 6157
Chief Financial Officer	Fax: 2653 1259

May 3, 2017

Mr. Girish Joshi Senior General Manager – Listing BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	Mr. Avinash Kharkar Vice President National Stock Exchange of India Limited Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Sub: Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Dear Sirs,

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the Statutory Auditors of the Bank, B S R & Co. LLP, Chartered Accountants have issued audit report on the unconsolidated and consolidated financial results of the Bank for the three months and year ended March 31, 2017 with unmodified opinion.

Request to please take the above on record.

Yours faithfully,

/s/ Rakesh Jha

Rakesh Jha

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 5

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 3, 2017

Performance Review: Quarter ended March 31, 2017

•	189% increase in standalone profit after tax from Rs. 702 crore (US$ 108 million) for the quarter ended March 31, 2016 (Q4-2016) to Rs. 2,025 crore (US$ 312 million) for the quarter ended March 31, 2017 (Q4-2017)

•	14% year-on-year growth in domestic advances; retail portfolio grew by 19% year-on-year and constituted 52% of the total portfolio at March 31, 2017

•	28% year-on-year growth in current and savings account (CASA) deposits; CASA ratio at 50.4% at March 31, 2017

•	Standalone profit after tax of Rs. 9,801 crore (US$ 1.5 billion) for the year ended March 31, 2017 (FY2017)

•	Consolidated profit after tax of Rs. 2,083 crore (US$ 321 million) for Q4-2017 and Rs. 10,188 crore (US$ 1.6 billion) for FY2017

•	Total capital adequacy of 17.39% and Tier-1 capital adequacy of 14.36% on standalone basis at March 31, 2017

•	The Board of Directors has recommended a dividend of Rs. 2.50 per equity share of face value of Rs. 2.00 each (equivalent to dividend of US$ 0.08 per ADS) and an issue of bonus shares in the ratio of 1 equity share for every 10 equity shares

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended March 31, 2017.

Profit & loss account

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Net interest income increased by 10% on a year-on-year basis to Rs. 5,962 crore (US$ 919 million) in the quarter ended March 31, 2017 (Q4-2017) from Rs. 5,404 crore (US$ 833 million) in the quarter ended March 31, 2016 (Q4-2016)

•	Non-interest income was Rs. 3,017 crore (US$ 465 million) in Q4-2017 compared to Rs. 2,978 crore (US$ 459 million), excluding gains of Rs. 2,131 crore (US$ 329 million) on sale of stake in insurance subsidiaries, in Q4-2016.

•	Fee income increased by 11% on a year-on-year basis to Rs. 2,446 crore (US$ 377 million) in Q4-2017 from Rs. 2,212 crore (US$ 341 million) in Q4-2016.

•	Standalone profit after tax was Rs. 2,025 crore (US$ 312 million) for Q4-2017 compared to Rs. 702 crore (US$ 108 million) for Q4-2016. In Q4-2016, the Bank had on a prudent basis made a collective contingency and related reserve of Rs. 3,600 crore (US$ 555 million).

•	Standalone profit after tax was Rs. 9,801 crore (US$ 1.5 billion) for FY2017 compared to Rs. 9,726 crore (US$ 1.5 billion) for FY2016.

•	Consolidated profit after tax was Rs. 10,188 crore (US$ 1.6 billion) in FY2017 compared to Rs. 10,180 crore (US$ 1.6 billion) in FY2016.

Operating review

Credit growth

The year-on-year growth in domestic advances was 14%, about eight percentage points higher compared to non-food credit growth for the banking system at March 31, 2017. The Bank has continued to leverage its strong retail franchise, resulting in a year-on-year growth of 19% in the retail portfolio. The retail portfolio constituted about 52% of the loan portfolio of the Bank at March 31, 2017. Total advances increased by 7% year-on-year to Rs. 464,232 crore (US$ 71.6 billion) at March 31, 2017 from Rs. 435,264 crore (US$ 67.1 billion) at March 31, 2016.

Deposit growth

Total CASA deposits increased by 28% year-on-year to Rs. 246,822 crore (US$ 38.1 billion) at March 31, 2017. During Q4-2017, savings account deposits increased by Rs. 6,427 crore (US$ 991 million) and current account deposits increased by Rs. 8,433 crore (US$ 1,300 million). For FY2017, savings account deposits increased by Rs. 37,608 crore (US$ 5.8 billion) and current account deposits increased by Rs. 16,114 crore (US$ 2.5 billion). The Bank’s CASA ratio was 50.4% at March 31, 2017 compared to 49.9% at December 31, 2016 and 45.8% at March 31, 2016. The average CASA ratio

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

improved from 40.7% in FY2016 to 43.7% in FY2017. The average CASA ratio was 46.5% in Q4-2017. Total deposits increased by 16% year-on-year to Rs. 490,039 crore (US$ 75.6 billion) at March 31, 2017. The Bank had a network of 4,850 branches and 13,882 ATMs at March 31, 2017.

Capital adequacy

The Bank’s capital adequacy at March 31, 2017 as per Reserve Bank of India’s guidelines on Basel III norms was 17.39% and Tier-1 capital adequacy was 14.36% compared to the regulatory requirements of 10.30% and 8.30% respectively.

Asset quality

Net non-performing assets (NPAs) at March 31, 2017 were Rs. 25,451 crore (US$ 3.9 billion) compared to Rs. 20,155 crore (US$ 3.1 billion) at December 31, 2016. The Bank’s net non-performing asset ratio was 4.89% at March 31, 2017 compared to 3.96% at December 31, 2016. Net loans to companies whose facilities have been restructured were Rs. 4,265 crore (US$ 658 million) at March 31, 2017 compared to Rs. 6,407 crore (US$ 988 million) at December 31, 2016.

The additions to NPAs had been gradually declining from Rs. 8,249 crore (US$ 1.3 billion) in the quarter ended June 30, 2016 (Q1-2017) to Rs. 8,029 crore (US$ 1.2 billion) in the quarter ended September 30, 2016 (Q2-2017) and Rs. 7,037 crore (US$ 1.1 billion) in the quarter ended December 31, 2016 (Q3-2017). During Q4-2017, the additions to NPAs have been elevated. Of the additions to NPAs during the quarter, Rs. 5,378 crore (US$ 829 million) was due to one account in the cement sector. This account was included in the drill down exposures to key sectors disclosed by the Bank and an M&A transaction has been announced in respect of this company. While the transaction has received most of the requisite approvals, including the approval of the National Company Law Tribunal, it is awaiting certain last-mile approvals due to which the transaction could not be concluded by March 31, 2017. As a result, the Bank has classified the account as non-performing as per the Bank’s application of the relevant RBI guidelines. Additions to NPAs in Q4-2017 excluding this cement account were Rs. 5,911 crore (US$ 911 million) compared to Rs. 7,037 crore (US$ 1.1 billion) in Q3-2017. The Bank expects part of the loan to be upgraded on conclusion of the transaction.

Technology initiatives

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank’s transaction volumes through digital channels continue to grow at a robust pace. The number of mobile banking transactions doubled in FY2017 compared to FY2016 and value of mobile banking transactions increased by 168% in FY2017. The number and the value of debit card transactions at point-of-sale terminals increased by 75% and 66% respectively in FY2017. Over 30 lakhs Unified Payment Interface (UPI) Virtual Payment Addresses have been created using the Bank’s mobile platforms during FY2017. The Bank had acquired over 110,000 merchants till March 31, 2017 using ‘Eazypay’.

Digital channels like internet, mobile banking, POS and call centre accounted for about 79% of the savings account transactions during the six months ended March 31 2017 compared to about 71% during the six months ended September 30, 2016.

During the fourth quarter, the Bank launched “Mera iMobile” which is India’s first mobile banking application for rural customers.

During FY2017, the Bank undertook an initiative to transform 100 villages into ‘ICICI Digital Villages’. The Bank is focusing on enhancing access to seamless and digital banking, imparting livelihood training and providing access to credit facilities in these villages. The Bank has announced that it will scale up this program to create another 500 ‘ICICI Digital Villages’ in the year ended March 31, 2018 (FY2018).

During Q4-2017, the Bank launched the second season of a virtual mobile app development challenge called ‘ICICI Appathon’. Last year, the ‘ICICI Appathon’ challenge witnessed an overwhelming response from over 2,000 participants including a large number of entries from international developers and startups. The Bank incorporated the winning mobile innovation into its mobile banking app as ‘iMobile Smartkeys’ that allows payments and banking from a smartphone keyboard.

Dividend on equity shares and issue of bonus shares

The Bank’s standalone earnings per share (EPS) (basic) for FY2017 was Rs. 16.84 (US$ 0.26). The Board has recommended a dividend of Rs. 2.50 per share (equivalent to dividend of US$ 0.08 per ADS), and an issue of bonus shares in the ratio of one equity share for every 10 equity shares (including shares underlying ADS). The declaration and payment of dividend and issue of bonus shares are subject to requisite approvals. The record/book closure/ relevant dates will be announced in due course.

Consolidated results

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated profit after tax was Rs. 2,083 crore (US$ 321 million) in Q4-2017 compared to Rs. 407 crore (US$ 63 million) in Q4-2016.

Consolidated profit after tax was Rs. 10,188 crore (US$ 1.6 billion) in FY2017 compared to Rs. 10,180 crore (US$ 1.6 billion) in FY2016.

Consolidated assets grew by 7% from Rs. 918,756 crore (US$ 141.7 billion) at March 31, 2016 to Rs. 986,043 crore (US$ 152.0 billion) at March 31, 2017.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Subsidiaries

ICICI Life announced results for FY2017 on April 25, 2017. ICICI Life continued to maintain its market leadership among the private sector players in FY2017. ICICI Life’s retail weighted received premium increased by 29% from Rs. 4,968 crore (US$ 766 million) in FY2016 to Rs. 6,408 crore (US$ 988 million) in FY2017. ICICI Life’s profit after tax was Rs. 1,682 crore (US$ 259 million) for FY2017 compared to Rs. 1,650 crore (US$ 254 million) for FY2016. ICICI Life’s profit after tax was Rs. 408 crore (US$ 63 million) for Q4-2017 compared to Rs. 403 crore (US$ 62 million) for Q4-2016.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross written premium of ICICI General increased by 32% from Rs. 8,296 crore (US$ 1.3 billion) in FY2016 to Rs. 10,960 crore (US$ 1.7 billion) in FY2017. The profit after tax of ICICI General was Rs. 702 crore (US$ 108 million) in FY2017 compared to Rs. 507 crore (US$ 78 million) in FY2016. The profit after tax of ICICI General was Rs. 180 crore (US$ 27 million) in Q4-2017 compared to Rs. 119 crore (US$ 18 million) in Q4-2016.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 47% year-on-year from Rs. 326 crore (US$ 50 million) in FY2016 to Rs. 480 crore (US$ 74 million) in FY2017. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q4-2017.

The profit after tax of ICICI Securities increased by 42% year-on-year from Rs. 239 crore (US$ 37 million) in FY2016 to Rs. 339 crore (US$ 52 million) in FY2017. ICICI Securities continues to be the largest online retail broking platform in India. The company significantly strengthened its institutional broking and investment banking franchise during FY2017. The profit after tax of ICICI Primary Dealership was at Rs. 412 crore (US$ 63 million) in FY2017 compared to Rs. 195 crore (US$ 30 million) in FY2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore

	FY2016	Q4-2016	Q3-2017	Q4-2017	FY2017
Net interest income	21,224	5,405	5,363	5,962	21,737
Non-interest income (excl. gains on stake sale in subsidiaries)	11,948	2,978	3,939	3,017	13,823
- Fee income	8,820	2,212	2,495	2,446	9,452
- Lease and other income[1]	2,442	707	551	68	1,476
- Treasury income[2]	686	59	893	503	2,895
Less:
Operating expense	12,683	3,406	3,778	3,867	14,755
Operating profit	20,489	4,977	5,524	5,112	20,805
Gains on stake sale in subsidiaries	3,374	2,131	-	-	5,682
Operating profit (incl. gains on stake sale in subsidiaries)	23,863	7,108	5,524	5,112	26,487
Less:
Provisions[3]	8,067	3,326	2,713	2,898	15,208
Collective contingency and related reserve	3,600	3,600	-	-	-
Profit before tax	12,196	182	2,811	2,214	11,279
Less: Tax	2,470	(520)	369	189	1,478
Profit after tax	9,726	702	2,442	2,025	9,801

1.	As per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 (The Effects of Changes in Foreign Exchange Rates) by banks' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations, the banks shall not recognise the proportionate exchange gains or losses held in the foreign currency translation reserve in the P&L account. The Bank has therefore reversed foreign exchange gain amounting to Rs. 288 crore in Q4-2017, which was recognised as other income in the nine months ended December 31, 2016 (9M-2017). Accordingly, other income includes net foreign exchange gain relating to overseas operations amounting to Rs. 82 crore in Q3-2017 (reversed in Q4-2017), Rs. 262 crore in Q4-2016, Nil in FY2017 and Rs. 941 crore in FY2016

2.	Includes profit on sale of shareholding in insurance subsidiaries of Rs. 3,374 crore in FY2016, Rs. 2,131 crore in Q4-2016 and Rs. 5,682 crore in FY2017

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

3.	During the three months ended Q2-2017, the Bank had made floating provision of Rs. 1,515 crore which had been reduced from the gross non-performing loans while computing the net NPAs. The Bank has subsequently utilised this amount for making specific provision for non-performing loans.

4.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore

	31-Mar-16	30-Sep-16	31-Dec-16	31-Mar-17
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,163	1,164	1,164	1,165
Employee stock options outstanding	7	7	6	6
Reserves and surplus	88,566	93,845	96,344	98,780[2]
Deposits	421,426	449,071	465,284	490,039
Borrowings (includes subordinated debt)[1]	174,807	171,757	159,098	147,556
Other liabilities	34,726	36,096	35,901	34,245[2]
Total Capital and Liabilities	720,695	751,940	757,797	771,791

Assets
Cash and balances with Reserve Bank of India	27,106	23,959	26,194	31,702
Balances with banks and money at call and short notice	32,763	28,605	34,973	44,011
Investments	160,412	174,349	168,987	161,507
Advances	435,264	454,256	457,469	464,232
Fixed assets	7,577	7,608	7,551	7,805
Other assets	57,573	63,163	62,623	62,534
Total Assets	720,695	751,940	757,797	771,791

1.	Borrowings include preference share capital of Rs. 350 crore

2.	In accordance with the revised AS 4 – ‘Contingencies and events occurring after the balance sheet date’ as notified by the Ministry of Corporate Affairs, the Bank has not accounted proposed dividend (including dividend distribution tax) as a liability for FY2017. However, the Bank has reckoned proposed dividend in determining capital funds in computing the capital adequacy ratio at March 31, 2017

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

3.	RBI, through its circular dated April 18, 2017, has required banks to disclose the divergences in the asset classification and provisioning, arising from RBI’s annual supervisory process, in their notes to accounts to the financial statements. The Bank has accordingly included this disclosure in its Notes to the audited financial statements for FY2017. Further, as per the normal process followed by the Bank, all the concerned accounts have been classified as non-performing and requisite provisions have been made during FY2017.

4.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, regulatory assessments of our asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies, technological changes, investment income including the ability to successfully monetise our investment in subsidiaries, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 64.85

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 3, 2017	By:	/s/ P. Sanker
			Name:	P. Sanker
			Title:	Senior General Manager (Legal) & Company Secretary